Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Plan Administrator

Mosaic Union Savings Plan:

We consent to the incorporation by reference in the Registration Statement (No. 333-120878) on Form S-8 of The Mosaic Company of our report dated June 29, 2007 with respect to the statements of net assets available for benefits of the Mosaic Union Savings Plan as of December 31, 2006 and 2005, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule as of December 31, 2006, which report appears elsewhere in this December 31, 2006 annual report on Form 11-K of the Mosaic Union Savings Plan.

Minneapolis, Minnesota

June 29, 2007